[LETTERHEAD OF BURNS & LEVINSON LLP]

Susan K. Shapiro

(617) 854-4233

sshapiro@pscboston.com

January 17, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Bennett Environmental Inc.

Form 40-F for the Fiscal Year Ended December 31, 2004

Form 6-K for the Fiscal Quarters Ended March 31, 2005, June 30, 2005

and September 30, 2005

File No. 0-30946

Ladies and Gentlemen:

On behalf of our client, Bennett Environmental Inc. (the “Company”), we set forth below the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in a letter dated December 23, 2005, regarding the Company’s (i) Annual Report on Form 40-F for the fiscal year ended December 31, 2004 (the “Form 40-F”), as filed with the Commission on March 31, 2005 and (ii) Reports on Form 6-K including interim financial statements as of and for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005, as furnished to the Commission on May 17, 2005, August 3, 2005 and, November 15, 2005, respectively. For your convenience, each response follows the sequentially numbered Comment copied from your letter of December 23, 2005. Unless stated otherwise, dollar amounts shown are stated in Canadian dollars.

Form 40-F for the Fiscal Year Ended December 31, 2004

Comment (1):

We have reviewed your response to Comment 2. Please tell us and disclose in future filings your revenue recognition policy for claims and unapproved change orders. Please also disclose the amount of revenue recognized in each period presented attributable to claims and unapproved change orders, if material.

U.S. Securities and Exchange Commission

January 17, 2006

Response (1):

At this time, the Company is not anticipating entering into any new fixed price contracts that will be subject to revenue recognition under SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts and therefore the provisions under SOP 81-1, paragraph 61 will not be applicable in the near future.

Should the Company enter into any additional fixed price contracts, the Company accounts for unpriced change orders under the percentage of completion method in accordance with SOP 81-1, paragraph 62 as follows: costs related to unpriced change orders are recorded in the period in which the costs are incurred if it is not probable that the costs will be recovered through a change in the contract price. If it is probable that the costs will be recovered through a change in contract price, costs are recorded in the period in which the costs are incurred and contract revenue will be recognized to the extent of the costs incurred. If it is probable that the contract will be adjusted by an amount that exceeds the costs attributable to the change order and the amount of the excess can be reliably estimated, revenue in excess of the costs attributable to unpriced changed orders would only be recorded when realization is assured beyond a reasonable doubt.

If the change orders are in dispute or unapproved, the Company records additional revenue relating to claims only when it is probable that the claim will result in additional contract revenue and the amount can be reasonably estimated in accordance with SOP 81-1, paragraph 65-67.

The Company has not recorded any revenue attributable to claims for unapproved change orders in 2003 as there were none. The Company recognized revenue in 2004 for certain customer claims.

Revenue recognized in the following periods related to claims and unapproved changed orders are as follows:

	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005
Gross Claims	$9,157,309	$—	$—	$—
Reserve against Claims	($4,267,375)	$—	$—	$—

Net Claims in Revenue	$4,889,934	$—	$—	$—
Unapproved Change Orders	$—	$—	$—	$—
Total	$4,889,934	$—	$—	$—

U.S. Securities and Exchange Commission

January 17, 2006

Comment (2):

It appears that you recognized $9.2 million of revenue related to claims for extra expenses in 2003, but reduced your expectation of recovery of this claim by $4.3 million in 2004. If so, please tell us the factors that caused you to reduce revenues by $4.3 million in 2004, including why those factors were not known to you in 2003. In addition, please explain why, at December 31, 2004 and September 30, 2005, you continue to believe the $4.9 million receivable is collectible.

Response (2):

The Company recorded net revenue of $4.9 million related to claims for extra expenses totaling $9.2 million in 2004. No revenue was recorded in 2003 for these extra expenses.

The Company determined that the change orders related to incremental costs incurred in 2004 were disputed by the customer in 2004 and the Company evaluated the change orders as claims under SOP 81-1 paragraph 65.

In the past, the Company had recovered approximately 50% of the amounts requested in a large submission for extra expenses and this formed the basis for management’s estimate for recovery of this claim.

In assessing the value of the amounts noted above the Company and its audit committee considers a number of facts at the end of each quarter relating to this claim. These facts include:

•	The creditworthiness of the customer, being the Defense Construction Canada (“DCC”). DCC is an agency of the Crown (i.e. the government of Canada) and has the financial ability to pay these amounts.

•	The Company’s entitlement to a claim. Under its contract with DCC, the Company can make a claim for extra expenses where there is “…a substantial difference between the information relating to soil conditions at the work site…” and or “…any neglect or delay that occurs after the date of the contract on the part of Her Majesty…”. The Company believes that these two conditions have been met as a result of difference between the soil conditions described in the Tender Documents and the actual soils encountered. In addition, a change in testing protocol for PCB that was imposed by the contractor half way through the first season led to additional costs that could be recovered under the contract.

•	The value of the claim. We review the amounts claimed to ensure they are consistent with the entitlement.

•

As well, the Company has sought the advice of its legal counsel about the probability of obtaining a favourable judgment if the case were to proceed through the courts. Counsel’s preliminary assessment was that the probability of success would be greater than 50%.

U.S. Securities and Exchange Commission

January 17, 2006

•	The Company has obtained objective and verifiable evidence to support the amount of the claim with the DCC that has been recognized in revenue from more than one consultant.

Management had a number of discussions with the DCC in 2005 to attempt to settle the outstanding claim. Negotiations of this matter are ongoing; however, management had correspondence with the DCC whereby the DCC acknowledges the Company’s entitlement under the contract. To help expedite a settlement with the DCC, one of the above-mentioned consultant reports was obtained by management during late fiscal 2005. The conclusions in the report again substantiate management’s entitlement under the contract supporting the full amount of the revenue that management has recorded in the financial statements relating to this claim. The acknowledgement by DCC along with the results from the consultant report support management’s continuing expectation that the amount will be collected.

Comment (3):

We have reviewed your response to Comment 8. It appears that you account for your soil and debris contracts under the completed contract method because they are short-term contracts. Please confirm. Please also tell us the typical length of time of your soil and other debris contracts. Please also update your revenue recognition policy for multiple element contracts to disclose the actual accounting policy for these contracts as discussed in your response to our comment.

Response (3):

To clarify our response to Comment 8 in our letter dated October 3, 2005, the Company does not use the completed contract method. The Company recognizes revenue under the proportional performance method as services are performed. The Company receives contaminated soil or debris at the Company’s plant to be de-contaminated. The soil is treated in batches and revenue is recognized after each batch has been treated.

Generally speaking the Company’s contracts are short term. In 2005 virtually all of the contracts were completed within 90 days of the receipt of material.

The Company will review its revenue recognition policies and will update the revenue recognition note to the consolidated financial statements for the year ended December 31, 2005.

U.S. Securities and Exchange Commission

January 17, 2006

Comment (4):

Please provide the following representations by representatives of the company as opposed to your attorney on behalf of the company:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response (4):

The foregoing representations are being provided by a representative of the Company in a separate letter that is being filed with the Commission concurrently with this letter.

This letter responds to all comments contained in Ms. Shah’s letter of December 23, 2005. If you have any questions, please do not hesitate to call me at 617-854-4000.

Very truly yours,

/s/  Susan K. Shapiro

Susan K. Shapiro

cc:	Mr. Gus Rodriguez

Mr. Andrew Boulanger

Bennett Environmental Inc. Audit Committee

Doug King, KPMG LLP